SEC FILE NUMBER

000 - 31129

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[   ] Form 10-K     [  ] Form 20-F     [   ] Form 11-K   [X] Form 10-Q     [   ] Form 10-D  [  ]  Form N-SAR

[   ] Form N-CSR

For period ended: June 30, 2006

[   ]

Transition Report on Form 10-K

[   ]

Transition Report on Form 20-F

[   ]

Transition Report on Form 11-K

[   ]

Transition Report on Form 10-Q

[   ]

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I –  REGISTRANT INFORMATION

Holmes Biopharma, Inc.

Full Name of Registrant:

8655 East Via De Ventura, Suite G200

Address of Principal Executive Office

Scottsdale, Arizona 85258

City, State and Zip Code

PART II –  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III –  NARRATIVE

The company’s financial statements for the quarterly period ended June 30, 2006, are not currently available due to a recent change in the provider of accounting services and a change in our independent accounting firm.  Management was unable to complete the review of the information and financial statements required for the quarterly report within such time period as to allow the timely filing of this quarterly report.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

John F. Metcalfe

206

245-4779

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).       [X ] Yes   [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [   ] Yes    [X] No

Holmes Biopharma, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 14, 2006

By:   /s/    John F. Metcalfe

John F. Metcalfe

President and Director

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